SIGMA LITHIUM DEMONSTRATES EXCELLENCE IN ENVIRONMENTAL PERFORMANCE FILING DATA COLLECTED BY EXTERNAL EXPERTS MEASURING LOW NOISE, LOW DUST, LOW VIBRATIONS

HIGHLIGHTS

•	Sigma Lithium files one year of external expert environmental data (for the 12 months to May 2026) demonstrating its track record: low levels of dust, vibrations, noise, monitored in four neighbouring communities, as follows:
o	Dust: Sigma Lithium operates 560% better than recommended standards for total suspended particles, 350% better for particle size of below 2.5 micrometers.
o	Noise: 95 measurement campaigns conducted during night and day demonstrated compliance with ABNT standards.
o	Vibrations: The level of vibrations measured in terms of velocity measured in millimeters per second against the frequency measured in Hertz were extremely low, barely registering on the seismograph scale, when set against the ABNT limits.
•	The data series externally collected by experts provides transparent, objective evidence of Sigma Lithium’s impeccable environmental track record.
•	The evidence filed directly refutes baseless and unproven claims against the Company made in local Brazilian courts, currently under appeal at the State Courts in Minas Gerais (Tribunal de Justiça de Minas Gerais).

São Paulo, June 2, 2026 – Sigma Lithium Corporation (NASDAQ: SGML, TSX-V:SGML BVMF: S2GM34) (“Sigma Lithium” or the “Company”), the largest producer of lithium oxide concentrate in the Americas¹ and dedicated to industrializing socially and environmentally sustainable lithium materials to supply global producers of batteries for energy security, demonstrated the Company’s excellence in environmental performance in a filing with one year of data collected by external experts with measurements demonstrating low levels of dust, vibrations and noise generated by its operations.

The solid data series externally collected by experts provides transparent, objective evidence of Sigma Lithium’s environmental track record and directly refutes baseless and unproven claims against the Company made in local Brazilian courts, currently under appeal within jurisdiction of rule of law at the State Courts in Minas Gerais (Tribunal de Justiça de Minas Gerais). The data points are below the stringent legal limits in Brazil, as well as the established standards of the Brazilian Technical Standards Association (“Associacao Brasileira de Normas Tecnicas” or “ABNT”) and Brazil’s National Environmental Council (“Conselho Nacional do Meio Ambiente” or “CONAMA”).

The tables below graphically illustrate the data for Sigma Lithium’s environmental performance for airborne particular matter (PM), vibration, and noise over the past year. The data was collected by third-party experts engaged by the Company and demonstrate that Sigma Lithium has consistently performed better than the minimum regulatory legal requirements.

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•	Tables 1, 2, and 3 show data with respect to the monitoring of dust. Data is presented for the twelve months to May 2026 showing total suspended particles and particle size below 10 and 2.5 micrometers measured in four locations in the community (C1, C2, C3, and C4). The data shows that the levels of dust generated by Sigma Lithium’s operations were 350% to 560% below the CONAMA standard limits established for each category.
•	Table 4 shows the level of vibration measured in the twelve months to May 2026 in terms of velocity measured in millimeters per second against the frequency measured in Hertz. The vibrations (marked by “X” in the chart) are extremely low, when set against the ABNT limits shown in the red line.
•	Table 5 shows the results of noise monitoring in the twelve months to May 2026 that measures compliance with ABTN limits in terms of decibels at four locations. The chart includes a data set for daytime monitoring and another for nighttime monitoring.

Anna Hartley, Sigma Lithium’s Vice President of Investor Relations and Global Banking said: “Sigma Lithium has chosen to file a full year of environmental monitoring data, independently collected by third party experts, covering dust, noise, and vibration levels. The results underscore our strong environmental performance and leadership in sustainable mining practices. The data provides transparent, objective evidence of our dedication to environmental stewardship and directly refutes claims suggesting otherwise. Sigma Lithium is committed to maintaining the highest standards of social and environmental sustainability. The Company’s operations support approximately 19,000 livelihoods, benefiting an estimated 80,000 people in one of Brazil’s most economically challenged regions. At Sigma Lithium, we recognize the significance of this impact and embrace this responsibility with the utmost seriousness.”

Table 1: Sigma Lithium – LOW DUST –Total Suspended Particles (micrometers)

Sigma Lithium operates 560% better than recommended standards for total suspended particles, 350% better for particle size of below 10 and 2.5 micrometers.

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Table 2: Sigma Lithium – LOW DUST –Particle Size ≤ 10 micrometers

Table 3: Sigma Lithium – LOW DUST –Particle Size ≤ 2.5 micrometers

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Table 4: Sigma Lithium – VIBRATIONS

The level of vibrations measured in terms of velocity measured in millimeters per second against the frequency measured in Hertz were extremely low, barely registering on the seismograph scale, when set against the ABNT limits.

Table 5: Sigma Lithium – NOISE – RESULTS OF ACOUSTIC MONITORING

95 measurement campaigns conducted during night and day demonstrated compliance with ABNT standards.

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ABOUT SIGMA LITHIUM

Sigma Lithium Corporation (NASDAQ: SGML, TSXV: SGML, BVMF: S2GM34), (“Sigma Lithium” or “the Company”) is the largest producer of lithium oxide concentrate in the Americas¹ and dedicated to industrializing socially and environmentally sustainable lithium materials to supply global producers of batteries for energy security.

The Company runs one of the world’s largest lithium production sites—the fifth-largest industrial-mineral complex for lithium oxide concentrate—at its Grota do Cirilo operation in Brazil. Sigma Lithium is at the forefront of environmental and social sustainability in the electric battery materials supply chain. The Company’s Greentech Industrial Plant combines the reuse of 100% of water, zero use of toxic chemicals, zero tailings and the use of 100% renewable electricity. For more than two years Sigma Lithium has not experienced an accident with lost time.

Sigma Lithium currently has a nameplate capacity to produce 270,000 tonnes of lithium oxide concentrate on an annualized basis (approximately 38,000–40,000 tonnes of LCE) at its mine and state-of-the-art Greentech Industrial Plant. The Company has initiated a Phase 2 expansion designed to close to double production capacity to 520,000 tonnes. For more information about Sigma Lithium, visit our website

(1)	USGS.

FOR ADDITIONAL INFORMATION PLEASE CONTACT

Anna Hartley, Vice President of Global Banking and Investor Relations

anna.hartley@sigmalithium.com.br

+44 7866 458 093

Mariana Bengtson, Investor Relations Manager

mariana.bengtson@sigmalithium.com.br

+55 11 9 2144 2750

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

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FORWARD-LOOKING STATEMENTS

This news release includes certain “forward-looking information” under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company, the environmental footprint of tailings and positive ecosystem impact relating thereto, donation and upcycling of tailings, timing and quantities relating to tailings and Green Lithium, achievements and projections relating to the Zero Tailings strategy, achievement of ramp-up volumes, production estimates and the operational status of the Grota do Cirilo Project, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations, or developments that the Company believes, expects, or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labor or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedarplus.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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